                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the months of June and July 2002

                         Commission File Number: 0-13742

                                    Oce N.V.
                 (Translation of registrant's name into English)

                    St. Urbanusweg 43, Venlo, The Netherlands
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

         Form 20-F: [X]                        Form 40-F:____

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes:                                 No: [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82. ____

                                                                   [LOGO OF OCE]

Press release
Oce N.V.
Venlo, the Netherlands


Publication results second quarter financial year 2002

Oce N.V. will publish the results for the second quarter and the first six months of the 2002 financial year on Thursday, July 4 (before opening of the Euronext Stock Exchange in Amsterdam) and not on Wednesday July 3, 2002 (after close of the Euronext stock exchange), as was announced in the annual report 2001.


Oce N.V.
June 4, 2002



For further information:
Oce Investor Relations
phone #31.77.3592977

Results second quarter and first six months 2002

                        Second quarter    First six months
                                  2002                2002
                                  ----                ----
In US$ millions
Revenues                   771.5  (+2%)      1,517.6  (+3%)
EBITDA                      98.6  (+3%)        195.4  (+1%)
EBIT                        53.1  (+2%)        104.3  (-2%)
Net income                  26.0 (+11%)         50.2  (+1%)

In US$
Net income per share        0.30 (+14%)         0.58  (+3%)

--------------------

The figures given in this report are unaudited.

..    Net income slightly higher than in 2001

..    Autonomous revenues decline due to lower machine sales

..    Operational costs under control; working capital reduced

..    Restructuring on schedule

..    Outsourcing of lease portfolio delayed

Venlo, the Netherlands, July 4, 2002: Consolidated results for the second quarter and the first six months of fiscal 2002 were published today by Oce N.V. (NASDAQ-OCENY).

Results second quarter 2002. During the second quarter revenues from the Dutch based supplier of digital document systems and services increased to US$ 772 million (+2%). On an autonomous basis there was a 2% decrease. Although the decline in sales of machines stabilised, there are still no clear signs of the trend starting to move upwards again. A higher gross margin (41.3% as against 41.0% in 2001) and slightly higher operating expenses (attributable in full to acquisitions) resulted in an operating income (EBIT) of US$ 53 million, more than 2% higher than in 2001; EBITDA increased by 3%. Income after taxation was 11% higher than in the corresponding period of the previous year.

Results first six months 2002. Operating income (EBIT) was in line with previously published expectations, whilst net income was slightly higher. Revenues amounted to US$ 1,518 million, an increase of almost 3% on the equivalent period of 2001. This increase was the result of positive exchange rate effects (+1%) in the first quarter and acquisitions (+4%). On an autonomous basis revenues were 2% down on those of 2001. Machine sales were 14% lower on aggregate; however, higher revenues from software and services largely compensated for this decrease. This picture is practically identical in all Business Units; the autonomous decrease in revenues was 2% in Document Printing Systems and 5% in Wide Format Printing Systems, whilst in Production Printing Systems there was no change in autonomous revenues.

The gross margin as a percentage of revenues went up from 40.9% in 2001 to 41.1%. Positive exchange rate influences were reduced by mix effects (the increased importance of Facility Services) and by volume effects. In total the gross margin increased by US$ 19 million.

Operating expenses rose by more than 4%, but this was attributable to acquisitions that took place after mid-2001. If these acquisitions are excluded, there was a slight decline in operating expenses (-1%). This reflects the initial benefits of the restructuring operation and of stringent cost control.

Operating income (EBIT: US$ 104 million) was 2% lower than in 2001. This is an improvement compared to the first quarter. EBITDA increased by 1% to US$ 195 million.

Financial expense (net) was lower than in 2001 and tax charges were higher. On balance net income increased by 1% to US$ 50 million or US$ 0.58 per share based on 84,111,878 shares, being the weighted average number of ordinary shares outstanding, compared to US$ 50 million or US$ 0.56 per share, based on 85,672,182 shares, being the weighted average number of ordinary shares outstanding at the first half of fiscal 2001.

The restructuring programme is on schedule and the expectation is that the targeted savings of US$ 33 million will be achieved in 2002. The number of job reductions already realised as part of the restructuring operation amounts to 341, which is equivalent to 32% of the target figure for the end of 2003. Of the planned reduction in unprofitable low-volume analogue machines, 22% of the target of US$ 47 million by the end of 2004 has meanwhile been achieved.

The outsourcing of the lease activities in Scandinavia is proceeding according to plan. Outsourcing in the rest of Europe has been delayed because the contractual conditions require extra carefulness.

Results Strategic Business Units. In all Strategic Business Units the consequences of the weaker economic climate are making themselves felt. Investments are being postponed and this is leading to lower sales of machines. The lower machine sales are largely being compensated for by increased revenues from software and services. In geographical terms there are no significant exceptions to the picture outlined above. Oce has maintained its market position in all strategic market segments.

In Document Printing Systems (DPS) revenues rose during the first six months by more than 1% to US$ 713 million; on an autonomous basis there was a decrease of 2%. Machine sales were down by 9% on the previous year. Sales of the Oce CPS700 color printer are proceeding according to plan.

The increase in revenues from Facility Services continues to be most satisfactory (+26%, of which 19% autonomous). Operating income in DPS before R&D expenditure was US$ 59 million (2001: US$ 67 million), with the assets of DPS amounting to US$ 1,516 million (2001: US$ 1,655 million).

Production Printing Systems (PPS) had a good first six months. Revenues rose by 1% to US$ 369 million. There was no autonomous increase in revenues. Sales of machines were down by 17%. The order portfolio is stable but still at too low a level.

Operating income of PPS before R&D expenditure was US$ 70 million (2001: US$ 67 million); the assets of PPS amounted to US$ 540 million (2001: US$ 612 million).

In Wide Format Printing Systems (WFPS) revenues in the first half of the financial year were US$ 436 million (+6%). On an autonomous basis revenues decreased by 5%. Machine sales were 18% lower than in 2001. The integration within Display Graphics of the businesses that were acquired (e.g. Rastergraphics and Onyx Graphics) is progressing smoothly. Despite the integration expenses and the amortisation of goodwill arising upon acquisition, the operating income of WFPS before R&D expenditure rose by US$ 5 million to US$ 70 million (2001: US$ 65 million). The assets of WFPS amounted to US$ 753 million (2001: US$ 764 million).

Geographical spread of activities. During the first six months revenues in North America rose to 43% of total revenues; for Europe this figure was 51%. The influence of the economic climate does not differ significantly in these regions. Particularly in the United States and the Netherlands the results are developing favorably.

Balance sheet and cash flow. Total assets were US$ 221 million lower than in 2001. This decrease is the net result of the consolidation of acquired businesses (+ US$ 67 million), exchange rate effects (- US$ 135 million) and autonomous reductions (- US$ 153 million). Particularly the decrease in trade accounts and lease debtor receivable and the decrease in inventories are continuing unabated.

Interest-bearing loans decreased by US$ 153 million to US$ 1,003 million.

Free cash flow (i.e. cash flow before financing activities but after acquisitions) amounted to US$ 88 million positive.

Prospects. Because of the continuing adverse investment climate revenues are expected to be at the same level as in 2001.

The influence of a lower exchange rate for the US dollar will depress the result.

Thanks to a reduced cost level the expectation is that operating income for 2002 will be at least equal to that of 2001. Net income will work out higher than in 2001.

Oce N.V.
July 4, 2002

/s/ R. L. van Iperen
For further information:
Oce N.V.
Pierrre Vincent, Investor Relations Manager
Venlo, the Netherlands
Telephone #31 77 359 2240
E-mail mve@oce.nl
       ----------

Consolidated Statement of Operations

Period December 1, 2001 till May 31, 2002                          Second quarter                  Six months

Results in millions except per share*                               2001       2002      2002      2001      2002        2002
                                                                   (Euro)     (Euro)      US$     (Euro)    (Euro)        US$
Revenues from sales, rentals and service                           776.9      795.9     743.3    1,522.1   1,563.8    1,460.5

Interest from financial lease                                       31.9       30.2      28.2       62.3      61.2       57.1
                                                                 ------------------------------------------------------------
Total revenues                                                     808.8      826.1     771.5    1,584.4   1.625.0    1,517.6

Cost of sales, rentals and service                                 476.9      485.3     453.2      936.8     957.7      894.4

Gross margin                                                       331.9      340.8     318.3      647.6     667.3      623.2

Operating expenses                                                 276.4      284.0     265.2      533.4     555.6      518.9

Operating income                                                    55.5       56.8      53.1      114.2     111.7      104.3

Financial expense (net)                                             18.1       14.2      13.4       35.4      30.3       28.3

Income before income taxes, equity in income of
unconsolidated companies and minority interests                     37.4       42.6      39.7       78.8      81.4       76.0

Income taxes                                                        11.6       14.1      13.1       24.3      26.5       24.8

Income before equity in income of unconsolidated
companies and minority interests                                    25.8       28.5      26.6       54.5      54.9       51.2

Equity in income of unconsolidated companies                           -          -         -          -         -          -

Income before minority interests                                    25.8       28.5      26.6       54.5      54.9       51.2

Minority interests in net income of subsidiaries                     0.7        0.6       0.6        1.3       1.2        1.0

Net income                                                          25.1       27.9      26.0       53.2      53.7       50.2

Net income attributable to holders of ordinary shares               24.2       27.0      25.2       51.5      51.9       48.5

Cash flow                                                           72.3       76.6      71.6      146.7     151.2      141.2

                                                                   102.7      105.5      98.6      207.7     209.1      195.4

Average number of outstanding ordinary shares (x 1,000)           85,771     84,112    84,112     85,672    84,112     84,112

Per ordinary share

Net income                                                          0.28       0.32      0.30       0.60      0.62       0.58

Cash flow                                                           0.83       0.90      0.84       1.69      1.78       1.66

* The company reports in Euro (Euro). As a convenience for US readers, the results for 2001 and 2002 have been converted at US$ 0.9339 : (Euro) 1, the noon buying rate of May 31, 2002. This compares with US$ 0.8455 : (Euro) 1 used at this time last year.

Consolidated Balance Sheet

                                               Second quarter                  End fiscal year

In millions                                     2001       2002        2002      2000        2001       2001
                                              (Euro)     (Euro)         US$    (Euro)      (Euro)        US$
Assets

Intangible assets                                  7         88          82          -          43        40
Tangible fixed assets                            670        603         563        679         637       595
Financial fixed assets                           819        712         665        799         751       701
Inventories                                      447        369         345        442         365       341
Accounts receivable and prepaid expenses       1,274      1,196       1,117      1,275       1,292     1,207
Cash and cash equivalents                         28         40          37         21          40        37
                                            ----------------------------------------------------------------
Total assets                                   3,245      3,008       2,809      3,216       3,128     2,921

Liabilities

Total shareholders' equity                     1,047        938         876        989         909       849
Minority interest                                 39         39          36         42          40        37
Long term liabilities (provisions)               350        417         389        320         428       400
Long term debt                                   870        941         880        853         754       704
Short term debt                                  367        132         123        366         387       361
Other current liabilities                        572        541         505        646         610       570

                                            ----------------------------------------------------------------
Total liabilities                              3,245      3,008       2,809      3,216       3,128     2,921

Changes in shareholders' equity

Period December 1, 2001 till May 31, 2002    Six months

In millions                                        2001          2002       2002
                                                  (Euro)        (Euro)       US$


Amount at December 1, 2001/2000                    989           909        849

Net income                                          53            54         50
Dividend                                             -             -          -
Conversion of convertible loans                      3             -          -
Foreign currency translations                        2           -25        -23

                                            ------------------------------------
At May 31                                        1,047           938        876

Consolidated Statement of Cash Flow

Period December 1, 2001 till May 31, 2002                      Six months

In millions                                                                2001             2002           2002
                                                                         (Euro)           (Euro)            US$
Cash flow from operating activities

Net income                                                                   53               54             50
Depreciation                                                                 94               97             91
Installed and divestments in rental equipment and financial
  lease receivables                                                         -22               37             35
Long term liabilities (provisions)                                           11               -9             -8
Trade accounts and other receivables                                         46               74             69
Inventories                                                                  -4               10              9
Trade accounts payable                                                      -19               -9             -8
Net change in other working capital accounts                                -54              -51            -48

                                                               ----------------------------------------------------
Total cash flows from operating activities                                 105              203            190


Cash flow from investing activities

Capital expenditure in intangible assets                                     -7               -3             -3
Investments and divestments in property, plant and equipment                -55              -47            -44
Other investments                                                             -               -7             -7
Net change unconsolidated companies                                           -                1              1
Acquisitions (net of cash)                                                    -              -53            -49

                                                               ----------------------------------------------------
Total cash flow from investing activities                                   -62             -109           -102


Cash flow from financing activities

Interest bearing loans                                                       20              -68            -64
Dividend                                                                    -40              -40            -37
Other                                                                        -2               -2             -2

                                                               ----------------------------------------------------
Total cash flow from financing activities                                   -22             -110           -103

Effect of exchange rate changes                                             -14               16             15

Changes in cash and cash equivalents                                          7                -              -

Oce Profile

       Oce is one of the world's leading companies in the area of document management. In advanced research centres and high-tech production facilities the company develops products and services for the efficient and effective exchange of information. These comprise products for the reproduction, presentation, distribution and management of documents.

       The range of products and services offered by Oce is characterised by its recognised high quality, which is based on reliability, productivity, durability, ease of use and environmental friendliness.

       Oce's products and services are mainly offered direct via the company's own sales and service organisations; a limited number of them are also distributed via third parties. Oce focuses on professional user environments, particularly on those in which high document volumes are processed. In 2001 Oce achieved total revenues of US$ 3.2 billion and a net income before exceptional items of US$ 105 million.

       Product range. Oce supplies:

   - printers (black-and-white and colour), copiers, scanners, software and supplies;

   - professional services: consultancy relating to the organisation of document management systems and system integration in customer environments;

   - Facility Services: organisation and operational execution of document management in various customer environments;

   -   maintenance and after sales service;

   - financing of purchases of hardware and software; These products and services can be supplied separately, but also in combination with each other in the form of total document management solutions.

       Customers. Oce supplies its products mainly to professional users in office environments and industry in which high productivity and high volumes are required, as well as to the printing industry. In these environments Oce is characterised by its unique approach which focuses on providing customer-specific solutions in hardware, software and services.

       Organisation. Oce largely develops and manufactures its products itself. The company can draw on a strong technology base thanks to its many years of expertise and its programmes of consistent investment in R&D. This basic strength is further enhanced via alliances with strategic partners and through systematic cooperation with co-developers and suppliers. The company's own sales and service organisation provides a constant flow of up-to-date market information, allowing Oce to anticipate and respond in good time to changing market requirements.

       Oce has research and manufacturing centres in the Netherlands, Germany, Belgium, France, the Czech Republic, the United States and Japan. The company operates in over eighty countries and is active via its own sales companies in thirty-one of these countries. World-wide Oce has more than 22,000 employees, more than half of whom work in sales, maintenance and services.

       Ambition Oce seeks to ensure continuity by pursuing a pro-active technological and commercial strategy. This is aimed at enabling the company to strengthen its position in existing and new markets in the field of document management. In the strategic markets in which the company operates, Oce seeks to achieve a top-three position. Its principal objective is to create value for customers, employees and investors. Part of this strategy is the improvement of profitability, through autonomous growth and acquisitions, in combination with efficiency improvements and optimisation of the use of capital. To measure this, Oce uses the return on capital invested as principal yardstick.

       Oce aspires to grow in a world in which the preconditions for sustainable development take priority. Oce wants to be an attractive employer. Oce therefore invests world-wide in a healthy, inspirational working environment with good career opportunities.

       The publicly listed holding company of the Group is Oce N.V. The issued share capital amounts to over (Euro) 53 million divided into (Euro) 43.6 million ordinary shares, (Euro) 10 million financing preference shares and (Euro) 1,500- priority shares. The ordinary and finanicing preference shares have a nominal value of (Euro) 0.50. Ordinary shares in Oce are listed on the stock exchanges in Amsterdam, Dusseldorf, Frankfurt/Main and on the electronic stock exchange (EBS) in Switzerland. They are traded in the United States as American Depositary Receipts (ADRS) via NASDAQ under the symbol OCENY, one ADR representing one ordinary Oce share traded on the Amsterdam Exchanges. Options to Oce shares are traded on Euronext Amsterdam.

       Oce supplies a broad range of high quality products and services to meet professional needs for the mangement of document flows. In this way Oce enables people and organisations to exchange information efficiently and effectively.

       Safe Harbor Statement

       This announcement contains certain pronouncements and expectations about Oce's future which are classed as forward-looking statements within the meaning of the US Private Securities Litigation Reform Act 1995 and are deemed to constitute what are referred to in United States legislation as safe harbors. The actual results of the Company may differ substantially from these forward-looking statements as a consequence of potential risks, uncertainties and other factors over which the Company has no control and which are neither manageable nor foreseeable for Oce. These factors include the general economic conditions and the technological and commercial conditions in the countries and markets in which Oce operates, as well as problems that might occur during the integration of companies that have been acquired by Oce.

       The assets, debts and operating income of Oce may vary from the forward-looking statements due to fluctuations in exchange rates between the Euro and other currencies that are of relevance for Oce's operations (notably those of the US dollar, the pound Sterling and the Japanese yen), as a result of interest rate changes or because of other factors that are made public by Oce.

       Readers should be aware of the fact that the forward-looking statements are based on the best knowledge available at the time of publication and therefore offer no guarantee for developments in the future. For a more detailed discussion of the risks and other factors, readers are advised to consult Oce's recent annual report and its "Annual Report on Form 20-F". Oce makes no commitment to publish any changes to the forward-looking statements that may be the conse-quence of events or circumstances that occur after the publication date of these reports, except where such is required by the applicable securities legislation.

                         Oce-N.V.
--------------------------------------------------------------------------------
[LOGO OF OCE]            P.O. Box 101, 5900 MA Venlo, the Netherlands
Printing for             Telephone (+31) (0)77 359 22 40
Professionals            Telefax (+31) (0)77 359 54 36
                         Oce on Internet: http://www.oce.com
                         E-mail info@oce.com
                         Traderegister Venlo 12002283

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Oce N.V.
                                          --------------------------------------
                                                         (Registrant)

                                          By: /s/ R.L. van Iperen
                                              ----------------------------------
                                              Chairman of the Board of Executive
                                              Directors
                                              (Principal Executive Officer)

Dated:  July 15, 2002